September 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sandra Hunter Berkheimer
Ms. Sonia Bednarowski Ms. Kate Tillan Ms. Bonnie Baynes

	Re:	CleanSpark, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed December 15, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed August 9, 2023
File No. 001-39187

Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company,” “we” or “us”) in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2023, regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2022 (the “10-K”) (File No. 000-39187) filed on December 15, 2022 and the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2023 (the "10-Q") (File No. 001-39187) filed on August 9, 2023.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the fiscal year ended September 30, 2022 General

1.
Refer to your response to comment 1. Please revise to include a footnote to your table to disclose how you calculated the weighted average cost of mining one bitcoin. In addition, in future filings, please revise the table to disclose the range of values of bitcoin during the periods covered by the table as well as the source or sources for determining the value of bitcoin. In this regard, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2023 that the market price of one bitcoin in your principal market ranged from approximately $15,460 to $29,190 during the six months ended March 31, 2023.

Response: The Company confirms that, in future filings, a footnote will be added to the table to disclose how the weighted average cost of mining one bitcoin is calculated and will also include a reference to the range of values of bitcoin during the periods presented. Specifically, the footnote to the table will state: "Weighted average cost of mining one bitcoin is calculated by dividing the sum of total energy expense and other direct costs of mining-non energy utilities (owned facilities) and total hosting fee expense (hosted facilities) by the total bitcoin mined during the respective periods.". We will also include, in future filings, a footnote to the table that describes how the average revenue of each bitcoin is calculated. The footnote will also reference the range of values of each bitcoin as determined by the Company's principal market (Coinbase) during the respective periods, which will be consistent with the table that is provided in Management's Discussion and Analysis of Financial Condition and Results of Operations in the table titled "Range of intraday bitcoin prices."

Lines of Business, page 5

2.
Refer to your response to comment 2 that you do not currently have location-based data on energy sources. However, in your investor presentation filed as an exhibit to your February 16, 2023 8-K, it appears that you disclose energy sources by location. Please clarify your response and, in addition, in future filings, please identify the location of the facilities pursuant to your co-location agreement with Coinmint, LLC.

Response: Location-based reporting methods reflect the average emissions intensity of grids on which energy consumption occurs, generally using grid-average emission factor data. The Company discloses its energy mix as reported to it by its power providers or hosting partner, which are Georgia Power, Municipal Energy Authority of Georgia (including MEAG's respective member cities, which function as the Company's utility providers in the cities in which it operates), Dalton Electric, and CoinMint, LLC. Reported power mixes are utility and site-specific for the city in which the power is consumed. These site-specific power providers have unique power purchase agreements which result in differing energy mix composition for each site. This data is reported to us and/or the general public on a voluntary basis. The Company is currently working with a third-party provider to determine the more specific, if less granular, location-based carbon emissions reporting metric, which may differ from that reported by our power providers or hosting partner.

Cybsersecurity, page 10

3.
Refer to your response to comment 2 that Coinbase provides, obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided. In future filings, please disclose the degree to which the policy provides coverage for the loss of your crypto assets. In this regard, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2023 that the bitcoin held in custody by Coinbase is not insured. Also, in future filings, identify the percentage of your crypto assets that are held in hot wallets. In this regard, we note your response that you hold "most" of your bitcoin in hot wallets.

Response: In future filings, the Company will amend its disclosure regarding insurance covering its bitcoin holdings to state that, while Coinbase maintains insurance coverage of such types and amounts as Coinbase asserts to be commercially reasonable for its custodial services provided under the Company’s custody agreement with Coinbase, including certain commercial crime insurance of limited aggregate principal amount which covers losses stemming from fraud, security breach or hack, and asset theft, that insurance coverage may be insufficient to protect the Company against all losses of its bitcoin holdings held in custody with Coinbase, whether or not stemming from security breaches, cyberattacks and other types of unlawful activity, and to further state that the Company does not maintain its own insurance coverage of its bitcoin holdings.

In future filings, the Company will also disclose the percentage of its bitcoin that are held in hot wallets as of the last day of the recently completed fiscal quarter.

4.
Refer to your response to comment 4. Please disclose the material terms of your agreement with Genesis Custody Limited, including a description of Genesis Custody Limited's insurance and the degree to which those policies provide coverage for the loss of your crypto assets, and, if known, the geographic location where your crypto assets are held in cold wallets. In addition, we note that the risk factor on page 16 of your 10-Q for the quarterly period ended December 31, 2022 notes that Genesis Global Holdco LLC declared bankruptcy but that you have no exposure to Genesis Global Holdco. In future filings, please expand this risk factor to state that you have a custody agreement with Genesis Custody Limited.

Response: The Company at no time had more than 0.01777 bitcoin held in custody with Genesis Custody Limited (“Genesis”), which was the result of one test transaction. In June 2023, Genesis notified the Company that it would no longer provide custody services as of August 6, 2023. The Company did not transfer any additional amounts after the initial test amount, and prior to August 6,2023, the Company transferred the 0.01777 bitcoin balance to its Coinbase account. Accordingly, the Company does not currently have any plan to further utilize other custodial services. If that changes, the Company will provide disclosure regarding the custodial agreement and applicable insurance coverage, consistent with the disclosure regarding Coinbase’s current custodial services. For security reasons, Genesis did not disclose the geographic location of its cold storage wallet to its customers and we expect that other custodians are likely to take a similar position.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-11

5.
We acknowledge your responses to comments 7 and 8. Please respond to the following:
•
You told us that you record your share of the bitcoins receivable by the mining pool operator upon the close of the reporting date at midnight UTC. Clarify for us in what period you recognize revenue for each day's mining activity and how you perform your revenue cutoff for each quarterly reporting period.

Response: The Company recognizes revenue on each day, which includes each quarterly cutoff period, at midnight Coordinated Universal Time (UTC) for that day. As an example, the bitcoin revenue for June 30, 2023 (the quarterly cutoff for the Company's third fiscal quarter), had a cut-off time of 12:00 am UTC, which was 8:00 pm Eastern Standard Time. All processing provided to the Pool Operator after 8:00 pm Eastern Standard Time (12:00 am UTC), was included in bitcoin revenue for the next business day, July 1, 2023, which is the first day of the Company's fourth fiscal quarter. The revenue was therefore recognized in the Company's fourth fiscal quarter. The Company does not record the bitcoin earned during the 4-hour period between 8:00 pm and midnight Eastern Standard Time until the following period and in this example would be recorded on July 1, 2023. The 4-hour accrual amount is deemed immaterial when considering the approach consistently applied by the Company throughout all reporting periods.

•
You gave us Foundry USA Pool Service Agreements in your last two responses. Tell us where the promises and related performance obligations are described in the agreements. If these items are contained in another agreement, provide us a copy of those agreements/terms.

Response: The Company can confirm that the Foundry USA Pool Services Agreement previously provided to the Staff with our response letters includes the full agreement that the Company has with regards to the relationship with the pool operator. We can further inform the Staff that we have received updated Foundry USA Pool Terms and Conditions as of August 28, 2023 (see Exhibit A for updated Terms and Conditions and Foundry USA Pool's payout methodology). As described in the notification from Foundry, "these changes were mostly made to more accurately reflect our existing practices of managing and providing our Pool services to users". This agreement is provided as an Exhibit to this letter.

The promises and the performance obligation is implicit in the agreement with the calculation of the Full-Pay-Per Share (“FPPS”) payout. Foundry is a U.S.-based, institutional-grade mining pool that takes on the risks associated with mining and provides stable payouts to miners through their FPPS payout mode. The Company's interaction with the mining pool operator Foundry has been consistent throughout the relationship, in that the Company provides computing power to the mining pool operator and we are compensated for such performance. ASC 606-10-25-16 states that "a contract with a customer also may include promises that are implied by an entity’s customary business practices, published policies, or specific statements if, at the time of entering into the contract, those promises create a reasonable expectation of the customer that the entity will transfer a good or service to the customer."

•
Substantiate for us why the contribution of hash rate is your performance obligation and how the Foundry USA Pool Service Agreement identifies your promises and related performance obligations. In your response, address the following:
▪
Tell us what a "Share" is in the context of your poll payout structure (FPPS);

Response: The term "share" from the Foundry USA Pool's payout methodology was clarified in the updated Foundry USA Pool's Payout Methodology [attached as an Exhibit to this letter] to represent an Accepted Share. An Accepted Share is defined as "a share that has a difficulty that meets or exceeds the share difficulty and is neither stale nor rejected. These "Accepted Shares" are included as the numerator of the Pay-Per-Share ("PPS") calculation. Share Difficulty is defined in the agreement as "difficulty required for our pool to accept a share." This difficulty is set on a per worker basis, to ensure that the worker sends shares at a target rate. The Accepted Share can be expressed as computing power (in the form of hashrate) contributed by the Company and accepted by the pool operator. As described in the payout methodology, the Share Difficulty divided by the network difficulty is multiplied by the Block Subsidy, which is defined as “part of the BTC reward for mining a block coming from newly issued BTC; not including the block transaction fees.”

▪
Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation;

Response: The Company has a single performance obligation to its customers to provide computing power services (in the form of hashrate) to the mining pool operator customer. The performance obligation of computing power services is fulfilled over time daily between midnight-to-midnight UTC, as opposed to a point in time, since the Company provides computing power within the meaning of ASC 606-10-25-27 through 25-29.

The nonce is the value that mining pool operators are trying to solve for and is used to validate the information contained within a block. The mining program performed through computing power generates a random number, appends it to the hash of the current header, rehashes the value, and compares this to the target hash. If the resulting hash value meets the requirements, the mining pool operator has created a solution and is awarded the block. If the value doesn't match the target, the nonce is increased by one, and the process starts again. This continues until the value matches the target and a block is awarded. Thus, a successful block is based on a series of nonces.

▪
Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.

Response: The computing power contributed by the Company is directed through the Pool Operator servers and is recorded directly by Foundry without requiring a separate communication from the Company.

▪
As you determined that your single performance obligation to provide computing power services (hashrate) is recognized over time under ASC 606-10-25-27a and 25-27b, please tell us how you considered if 25-27c was met.

Response: The Company confirms that ASC 606-10-25-27c was considered and met. The revenue recognition guidance in 25-27c provides that revenue can be recognized over time (satisfying the performance obligation over time) if "the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date." Both parts of this criterion are met since the computing power contributed to the Pool Operator would not create an asset that the Company has control over as it is consumed simultaneously by Foundry. Even if the Company stopped providing service at 8:00 am UTC, it would still get paid based on computing power provided from midnight UTC to 8:00 am UTC of that day.

o
Tell us how you have insight into whether the amount of bitcoin to be received from the pool operator is the appropriate amount given the variable nature of the computing power (and/or Shares) that you provide relative computing power (or Shares) related to the entire pool.

Response: The Company clarifies that the Company is precisely aware of the computing power (measured in hashrate) contributed to the pool operator at any time during the contract period between midnight-to-midnight UTC. Accordingly, at any point in time during the contract period, the Company could calculate the daily pay-per-share earnings (step 1 of the Foundry USA Pool's Payout), but would not know the total contract period transaction fees earned by the pool operator until the end of the measurement period of each 24 hour period. It is important to clarify that the FPPS calculation is based on the network difficulty, which only changes every two weeks. The FPPS is only variable based on what the Company provides in terms of computing power (in the form of hashrate). The variability of computing power contributed by other pool participants does not impact the FPPS payout for the Company.

6.
In response to comment 9, you told us that you believe contract inception occurs daily at midnight UTC. We note that under ASC 606-10-32-21, you should measure the estimated fair value of the non-cash consideration at contract inception. But you also told us that the fair value of the bitcoin award received is determined using the closing price of the related bitcoin on the date earned as of midnight UTC. That is, your response tells us that contract inception is at the beginning of the contract period but you measure the fair value of the non-cash consideration based on the estimated fair value as of the end of the contract period, even though your response acknowledges the potential for material fluctuations in the fair value of bitcoin over a 24-hour period. Given that it appears that your contract can be terminated at any time without penalty and you likely have no minimum service period requirement, please tell us your consideration for the guidance in Examples 1 and 2 of Question 7 to the FASB Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and the impact of termination provisions as to contract duration, with reference to ASC 606-10-25 and 10-32. Include the following in your response:
•
Please tell us the timing of when you measure the value of non-cash consideration,
•
Explain to us whether there are any penalties for contract termination by either party,
•
Clarify for us what happens if you cancel midterm, and
•
Tell us whether you can withdraw computing power midterm and reinstitute it later that same day.

Response: As described in the Foundry USA Terms and Conditions, each 24-hour period is a contract day, which begins at 00:00:00 UTC and ends at 23:59:59 UTC. The Company has the intent to provide its computing power throughout each day and historically has done so. Accordingly, the fair value at contract inception is the bitcoin price at the beginning of the contract day. As described previously, and reiterated below, the Company can cease providing computing power to the mining pool operator at any time (or even several times) during the 24-hour period. While this could be conceived to represent several contracts during the period, requiring the Company to recalculate the fair value of the bitcoin at intermittent times during the day, the Company has determined that the impact on fair market value is immaterial.

As previously stated, the Company had been recording revenue at the fair value at the end of the contract day, which is the closing bitcoin price from at midnight UTC from our principal market. for ease of calculation since that is when Foundry calculates the bitcoin owed to the Company. This method was not in strict compliance with guidance in ASC 606-10-32-21. The Company measured the impact of the recording revenue under both the average bitcoin price and opening bitcoin price and determined the impact to bitcoin mining revenue was less than 0.5% of total bitcoin mining revenue during each period and thus did not have an impact to net income for each period nor did it have any impact on the carrying amount of bitcoin at period end. This conclusion is based on the analysis performed and supported by the nature of the bitcoin accounting at period end, which provides for impairment recording of bitcoin to the lowest price during the holding period. Any fluctuation in bitcoin revenue during the period would be reflected in a corresponding change to gain or loss on bitcoin sales or impairment loss.

There are no penalties for contract termination by either party and accordingly the contract period ends when the Company ceases to provide computing power to the mining pool operator.

The Company reiterates that the Company can withdraw computing power midterm and resume later in the same day and the calculation of the FPPS would be prepared based on the full 24-hour contract period.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Management's Discussion and Analysis of Financial Conditionand Results of Operations Results of continuing operations for three months ended June 30, 2023 and 2022 Costs of Revenue (exclusive of depreciation and amortization expense), page 10

7.
We note your disclosure on page 10 that you incurred $5,291 of hosting fees and $1,334 of profit sharing fees for the three months ended June 30, 2023, where the 33% increase in hosting fees was partially offset by the 46% decrease in profit sharing fees compared to the comparable prior year's quarter. As the significant decrease in profit sharing fees was due to higher network difficulty and lower hashrate utilization at your largest co-location, please tell us the following:
•
Explain if you expect these trends to continue in future periods.
•
Tell us how this may impact your block reward variability.
•
Clarify what other accounts they may impact.

Response: The hosting fees that are incurred relate primarily to energy costs that are charged to the Company by the host facility. These charges fluctuate based on how much energy is consumed by the Company as well as the cost of that energy. Accordingly, as energy costs for the hosting facility increase or decrease from time to time, the hosting fees also increase or decrease. The profit sharing fees are fixed at a rate of 23.5% and are calculated based on the revenues generated within the hosting facility (value of bitcoin) less the hosting fees. Accordingly, as hosting fees increase, this decreases the basis of the profit sharing fee. Additionally, as network difficulty (hashrate utilization) increases, the number of bitcoin mined at the hosting facility declines, assuming that the Company's computing power at the facility remains unchanged.

The expectation of management is that network difficulty will continue to increase leading up to the next bitcoin halving event (expected in April 2024), and therefore expects profit sharing fees will continue to decrease. However, the value of bitcoin also plays a key role in the profit-sharing calculation. If the value of bitcoin increases at a higher rate than the increase in network difficulty, then profit sharing expense could increase. Based on these various factors, the Company cannot be certain whether the trend in decreasing profit share expense will continue.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

8.
In response to comment 15, you told us that your current average holding period of bitcoin is less than one month. As previously requested, please tell us the shortest and longest time periods you have held bitcoin before sale and provide an estimate of how frequently it is converted to USD for each period presented. Then, considering the length of time bitcoin is held, tell us how management considered the guidance in ASC 230-10-45-12(c) in determining that the proceeds from the sale of bitcoin should be reflected within operating activities and not investing activities.

Response: The Company generates and earns bitcoin through its mining operations, which is our sole operating segment. The bitcoin earned is converted to USD and the proceeds of which are used to pay expenditures as they come due under our cash management strategy. The Company’s CFO analyzes forecasted production of bitcoin and anticipated monthly expenditures and confers with the CEO to determine how much mined bitcoin to sell to meet the Company’s cash management needs. The Company’s CFO is authorized to sell mined bitcoin in accordance with parameters agreed upon. The Company periodically sells its bitcoin produced throughout the month based on the timing of its required expenditures.

Each month during the nine months ending June 30, 2023, the Company determined that forecasted bitcoin mined would exceed anticipated expenditures and therefore the Company would hold additional bitcoin at the end of each month. The Company confirms that for each day (except for 5), we had a prior 7-day production of bitcoin to cover the current daily bitcoin sales, therefore, all proceeds from sales of Bitcoin were determined to be operating activities in nature. Therefore all the bitcoin sold in 2023 was held for 7 days or less (except for the 5 days). Bitcoin sold during the nine months ending June 30, 2023 that exceeded our 7-day production was approximately 4% of total bitcoin sold and was classified as cash from operating activities.

Accounting guidance in ASC 230-10-45-12(c) describes cash inflows from investing activities as "receipts from sales of property, plant, and equipment and other productive assets". The Company considered the holding period of bitcoin when determining the classification of bitcoin sales in the statement of cash flows. As described in accounting interpretive guidance in the Deloitte Roadmap: Statement of Cash Flows (the "Roadmap"), there is no authoritative guidance on the presentation of digital assets in the statement of cash flows. Further, the Roadmap, states in section 7.15.1 that purchases and sales of crypto assets would be classified as investing activities. However, the Roadmap also states that, depending on the nature of activities associated with the purchase and sale of crypto assets, entities have classified the cash flows from such purchases and sales as operating activities. Additionally, BC43 of proposed ASU 350-60 states “The Board also considered whether current guidance is sufficient for presenting cash and noncash activities related to crypto assets in the statement of cash flows. That guidance does not prescribe a particular classification for the cash paid to acquire, or cash received to sell, intangible assets. Accordingly, management would continue to apply judgment in classifying cash flows associated with crypto assets on the basis of an entity’s facts and circumstances, focusing on the nature of the cash flows and the purpose of the activities that give rise to them.” Given the nature of the use of proceeds from sale of bitcoin to fund the Company's required expenditures, the Company has determined the sales to be classified as cash flows from operating activities.

As requested by the Staff in this comment, the Company can confirm that the shortest holding period for bitcoin for fiscal 2022 and the nine-months ended June 30, 2023, was 20 days and two days, respectively. The longest holding period for bitcoin for fiscal 2022 and nine-months ended June 30, 2023, was 93 days and 33 days, respectively.

Note 2. Summary of Significant Accounting Policies Property and Equipment, page F-15

9.
You disclose that property and equipment is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. During the nine months ended June 30, 2023, you did not record an impairment expense on property and equipment, while you recorded $1,017 of impairment expense on bitcoin. Given the significant decline in the fair value of bitcoin in fiscal 2023 relative to historical prices, as you disclose "The value of bitcoin has historically been subject to wide swings..." on page 7, tell us how you considered this factor in determining whether or not to evaluate your mining equipment and related assets for impairment. Tell us the significant factors you consider that could trigger an impairment. Refer to ASC 350-10-35-21.

Response: The Company acknowledges the Staff’s comment and acknowledges that the value of bitcoin is subject to wide swings on a daily basis. Since the Company accounts for impairment based on daily bitcoin prices and specifically utilizes the "low" daily price in measuring bitcoin impairment, there is expected to be an impairment charge recorded in the financial statements when bitcoin decrease even for a short period of time. However, it is important to note that while there are price swings, often these are during periods of generally increasing prices or the decreases are not below an amount that would result in a loss for the Company's mining operations based on their operating margins. In fiscal 2023, bitcoin prices have generally increased, which is indicative in the "Cost of Revenues - Analysis of cost to mine one bitcoin" table included in the Management Discussion and Analysis of Financial Condition and Results of Operation in the quarterly reports for both March 31, 2023 and June 30, 2023, that describes the average revenue of each bitcoin mined as $22,706 and $27,982 per bitcoin for the three months ended March 31, 2023 and June 2023, respectively.

The Company assumes the Staff is referring to accounting guidance in ASC 360-10-35 regarding When to Test a Long-Lived Asset for Recoverability and in paragraph 21 states

A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a. A significant decrease in the market price of a long-lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f. A current expectation that, more likely than not,a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.The term more likely than not refers to a level of likelihood that is more than 50 percent.

Consistent with ASC 360-10-35e above, when evaluating significant factors we consider for impairment, we evaluate overall revenue and gross profit (recorded and forecasted) to determine whether there are possible impairment indicators that would trigger an impairment analysis. As a consideration in this evaluation, the historical price of bitcoin, just as those used in the impairment expense for bitcoin, is a direct input into both revenue and gross profit recorded amounts. Although variability in bitcoin prices required impairment charges during the nine months ended June 30, 2023, to be recorded for bitcoin, at no point during the period did our mining revenue or mining operating margin decrease to a loss position, and therefore, no ASC 360 event or circumstance was identified which would indicate the carrying amount of our mining equipment would not be recoverable. Additionally, we did not identify any other impairment indicators that suggest the carrying amount of our mining equipment would not be recoverable.

Based on all these factors, the Company does not consider that an impairment of bitcoin (measured on a daily "low" price basis) is an indicator that the Company's long-lived asset group could be impaired at June 30, 2023 under ASC 360.

Bitcoin, page F-15

10.
We acknowledge your response to comment 13 and your revised disclosure on page F-15 where you state that you included bitcoin in current assets due to your ability to sell bitcoin in a highly liquid marketplace and your intent to liquidate your bitcoin to support operations when needed. We also note your disclosure on page 7 that you sell bitcoin from time to time and do not currently plan to engage in regular trading of bitcoin. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20 and the FASB Master Glossary.

Response: The Company considered the guidance in ASC 210-10-20 and the FASB Master Glossary when classifying the bitcoin on its classified consolidate balance sheets. The definition as presented in the master glossary states "Current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business." The Company has determined that due to its intent, and ability to liquidate bitcoin in a timely manner, which historically has been between less than one month and up to three months (see response to question 8) the Company's bitcoin is best classified as a current asset. The guidance in ASC 210-10-45-3 further describes that "a one-year time period should be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year. However, if the period of the operating cycle is more than 12 months, as in, for instance, the tobacco, distillery, and lumber businesses, the longer period should be used. If a particular entity has no clearly defined operating cycle, the one-year rule should govern". This guidance further clarifies the Company's conclusion that bitcoin is appropriately classified as a current asset.

11.
We acknowledge your response to comment 11. Please respond to the following:
•
Confirm to us that you perform your digital asset impairment analysis each day and record any related impairment on that day and that you do not perform your impairment analysis as a look-back at the end of the quarter.

Response: The Company utilizes daily price ranges when performing its impairment analysis. However, the Company does not perform the impairment analysis daily and does not record any impairment on a daily basis. This process is performed at the end of each reporting period as a "look-back" based on the bitcoin held at each period end to determine the impairment based on bitcoin held at the reporting period. This approach to recording impairment allows for the bitcoin to be presented at period-end in accordance with ASC 350, Intangibles-Goodwill and Other. Performing the impairment on a period end basis yields the same end of period balance sheet results as performing the impairment daily.

•
You told us that you determined your method of calculating impairment for your bitcoin on a daily basis using a daily closing price at a standard cutoff time was not in compliance with the ASC 350-30-35-19, but you did not correct the financial statements because the impact was not material. Please provide us with your analysis of the materiality of the correction to your financial statements.

Response: The Company analyzed the impact to the financial statements noting the following summarized results for the fiscal year ended September 30, 2022 and September 30, 2021 and for the quarter ended December 31, 2022 (periods after December 31, 2023, were accounted for under the lowest price in the daily range). The table also contemplates the impact to the financial statements utilizing Coinbase.com prices as our principal market and the daily low bitcoin value for impairment.

	Fiscal Year Ended Sept 2021	Fiscal Year Ended Sept 2022	Quarter ended Dec 2022
Revenue - As Reported	38,846,633	130,999,686	27,746,182
Revenue - Coinbase Closing	38,828,332	131,191,473	27,741,015
(Overstated) / Understated	(18,301)	191,787	(5,167)

Impairment Charge - Recorded	(6,608,076)	(12,210,269)	(83,420)
Impairment Charge - Adj for Coinbase	(8,379,140)	(15,182,700)	(125,941)
Understatement	(1,771,064)	(2,972,431)	(42,521)

Gain (loss) on sale - Recorded	3,104,378	2,567,101	(516,530)
Gain (loss) on sale - Adj for Coinbase	3,934,034	6,051,504	(312,963)
Understatement	829,656	3,484,403	203,567

Net impact (Overstated) / Understated	(959,709)	703,759	155,879

Net Income (as previously reported)	(21,812,010)	(57,326,354)	(29,002,000)
Impact as % of Net Income	4.40%	-1.23%	-0.54%

•
You told us that you combine crypto assets into a single unit for purposes of calculating impairment. Tell us how you considered ASC 350-30-35-24 and why you do not account for each unit (or fractional unit) of your crypto assets as its own unit of account for assessing impairment since you can sell or otherwise dispose of each unit (fractional unit) separately.

Response: In reviewing the five indicators per ASC 350-30-35-24 below, none of them apply to the Company's crypto assets (i.e., bitcoin) thus allowing the Company to account for them as a single unit of accounting for impairment testing purposes. The five indicators are as follows:

a)
Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use).
b)
If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.
c)
The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.
d)
The intangible assets are used exclusively by different asset groups (see the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10).
e)
The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.

12.
In response to prior comment 12, you told us that you used quotes from Nasdaq.com to value your bitcoin, even though your principal market is Coinbase.com. You told us that you will adjust your accounting to use your principal market in subsequent periods, beginning with the quarter ended March 31, 2023. Provide us with the impact/variance analysis you performed wherein you concluded that the impact of the error is not material to your historical financial statements.

Response: The Company analyzed the impact to the financial statements had the Company utilized Coinbase.com rather than Nasdaq.com when performing its revenue recognition and impairment analysis noting the following summarized results for the fiscal year ended September 30, 2022 and for the quarter ended December 31, 2022. See table above in our response to question 11 that includes the impact of both using Coinbase.com as the principal market and the daily low bitcoin value for impairment.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc: Mark D. Wood

Katten Muchin Rosenman LLP